05036956

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3.10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Center Rd
(No. and Street)

Omaha	NE	68106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH., D.C. 170

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, CFO, and COO

Title

2/10/05

Notary Public

KEVIN L. L[illegible]MERS
M[illegible] COMMISSION EXPIRES
March 14, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities America, Inc.

Statements of Financial Condition

Years Ended December 31, 2004 and 2003

Contents

0502-0618823

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statements of financial condition of Securities America, Inc. (the Corporation) as of December 31, 2004 and 2003. These statements of financial condition are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Corporation at December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

Securities America, Inc.

Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$25,841,846**	$15,216,881
Cash – segregated under federal and other regulations *(Note 2)*	**–**	5,000
Securities owned, at market value	**150,836**	86,783
Commissions receivable	**9,880,228**	7,691,776
Agents balances and other receivables, net of allowance of $75,000 in 2004 and 2003	**2,429,980**	2,976,290
Notes receivable – agents, net of allowance of $50,000 in 2004 and 2003 *(Note 3)*	**989,093**	799,346
Prepaid expenses	**815,972**	540,017
Due from affiliates *(Note 4)*	**–**	2,148,677
Goodwill *(Note 1)*	**26,250,000**	26,250,000
Deferred income taxes *(Note 5)*	**1,599,682**	1,485,304
Income taxes receivable *(Note 4)*	**–**	1,640,313
Other assets	**314,754**	239,323
Total assets	**$68,272,391**	$59,079,710
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$11,374,676**	$ 9,293,958
Securities sold, not yet purchased	**17,403**	104,719
Accrued expenses and other liabilities	**5,944,645**	5,518,585
Due to affiliates *(Note 4)*	**638,776**	–
Total liabilities	**17,975,500**	14,917,262
Stockholder's equity *(Note 9)*:		
Common stock, $1 par value:		
Authorized shares – 200		
Issued and outstanding shares – 100	**100**	100
Additional paid-in capital	**50,024,266**	50,024,266
Retained earnings (accumulated deficit)	**272,525**	(5,861,918)
Total stockholder's equity	**50,296,891**	44,162,448
Total liabilities and stockholder's equity	**$68,272,391**	$59,079,710

See accompanying notes.

0502-0618823

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Corporation), a wholly owned subsidiary of Securities America Financial Corporation, Inc. (SAFC), which is wholly owned by American Express Financial Corporation (AEFC), is a broker-dealer which provides securities distribution and brokerage services to the general public. The Corporation offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Corporation derives a majority of its revenues from commission income from the brokerage of securities, most of which is paid as expense to independent contractor-brokers as compensation for initiating the trade of securities. Service fees also represent a significant source of revenue to the Corporation. Service fees result from amounts collected from independent contractor-brokers for the processing of securities trades and from amounts collected for administrative and compliance services provided to independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Corporation executes and clears trades through unaffiliated brokerage firms National Financial Services LLC and Pershing LLC.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recent Accounting Developments

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The adoption of FIN 46 in 2003 had no impact on the financial statements of the Corporation as of December 31, 2004 and 2003.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Financial Instruments

Substantially all of the Corporation's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Corporation are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in interest and investments in the statements of operations.

The Corporation has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Corporation. At December 31, 2004, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Long-Lived Assets

The Corporation reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques. Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. No impairment loss was identified from the Corporation's impairment tests in 2004 and 2003.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Corporation's taxable income or loss is included in the consolidated federal income tax return of American Express Corporation. The Corporation provides for income taxes on a separate return basis, except that, under an agreement with American Express Corporation, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse a subsidiary for any tax benefits recorded. The Corporation files its state income tax return on a unitary basis.

Subordinated Borrowings

The accompanying financial statements do not include statements of changes in subordinated borrowings as there were no subordinated borrowings as of December 31, 2004 and 2003, or during the years then ended.

2. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2004 and 2003, cash of $-0- and $5,000, respectively, has been segregated in a special account for the exclusive benefit of customers under provisions of Rule 15c-3 of the SEC.

3. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Corporation's independent representatives, which have various schedules for payment. The notes mature at various dates through 2009.

4. Related-Party Transactions

The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Corporation's affiliates may not necessarily be representative of a transaction recorded at arm's length.

Amounts due from affiliates of the Corporation as of December 31, 2004 and 2003, are as follows:

	2004	2003
Securities America Advisors, Inc. (SAA)	$ –	$1,718,222
Securities America Financial Corporation (SAFC)	–	430,455
American Express Financial Corporation (AEFC)	–	1,640,313
	$ –	$3,788,990

Amounts due to affiliates of the Corporation as of December 31, 2004 and 2003, are as follows:

	2004	2003
Securities America Financial Corporation	**$638,776**	$ –

5. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $1,599,682 and $1,485,304 at December 31, 2004 and 2003, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

6. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by the Corporation's parent. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

7. Leases

The Corporation has noncancelable operating leases, primarily for office space, the last of which expires in 2007. Future minimum payments under these leases, as of December 31, 2004, are as follows:

2005	$249,401
2006	151,650
2007	22,961
	$424,012

8. Commitments and Contingencies

The Corporation is subject to a number of legal matters arising in the normal course of business. Management believes that substantially all of the Corporation's likely losses for litigation claims and costs of litigation have been accrued. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

9. Net Capital

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the rule. The Corporation uses the alternative method, as permitted by the rule, which requires that the Corporation maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2004 and 2003, the Corporation had net capital of $15,815,588 and $6,000,343, respectively, and excess net capital of $15,565,588 and $5,750,343, respectively.